FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the months of March, April and May, 2003

QSound Labs, Inc.

(Translation of Registrant’s Name into English)

400 – 3115 12 Street N.E. Calgary, Alberta Canada T2E 7J2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):☐

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes:

The following materials as distributed to shareholders:

Annual Report

Notice of Meeting

Information Circular

Proxy

MD&A

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.
(Registrant)

Date: May 16, 2003	/s/ Joanna Varvos
Joanna Varvos
Corporate Secretary

QSound Labs, Inc.

Annual Report 2002

In 1988, QSound began as a research and development company, exploring and perfecting psycho-acoustics - the art of 3D audio processing.

Since then, we’ve grown to include many new and exciting markets. Of course, QSound is still providing superior audio quality in some of your favorite CDs. But we’re also delivering incredible Internet audio enhancement, solid e-commerce solutions, cell phone ring tones, IP telephony, and unbelievable sound in numerous home electronics.

QSound enhances your world.

Notice of Meeting:

The Annual Meeting of Shareholders will be held at QSound Labs’ head office in Calgary, Alberta on June 19, 2003 at 10:00 a.m.

President’s Message:

We improved our financial performance dramatically in FY2002. The increase in revenues was derived primarily from our audio algorithm licensing business. This coupled with a successful cost containment program resulted in a profitable year. QCommerce, while not providing growth, remained cash flow positive throughout the year.

As previously reported, the Company focused most of its development efforts in FY2002 on software solutions for audio and voice applications. During FY2003, the Company will be offering these solutions to the cellular, handheld device, and IP telephony markets. FY2003 will see QSound transition to an audio solutions provider in addition to remaining a provider of audio algorithms. Revenue from existing algorithm licenses will diminish and management is focused on replacing such revenue streams from its new product lines.

Our customers continue to be cautious with their forecasts. This, coupled with our own efforts in new markets, hampers long range visibility so management will continue to provide guidance on a short term basis, as we did last year. At this time, management expects the net income for the first quarter in FY2003 to improve over the comparable period in FY2002, in which the net income was $88,000 or $0.01.

Financial:

Revenues for the year ended December 31, 2002 were $4,224,000 compared to $3,026,000 in FY2001. The operating profit was $1,672,000 or $0.24 per share in FY2002 and $37,000 or $0.01 per share in FY2001. Net income for FY2002 was $1,129,000 or $0.16 per share as compared to a loss of $(733,000) or $(0.10) per share in FY2001.

The Company reported a working capital surplus of $3,284,000 at December 31, 2002 of which cash comprised $2,621,000. Cash flow from operations totaled $1,193,000 for the year. After investing $614,000 in new technology and assets, cash increased $573,000 for the year.

David Gallagher

President and Chief Executive Officer

Consolidated Financial Statements of

QSOUND LABS, INC.

Years ended December 31, 2002, 2001 and 2000
(Expressed in United States dollars)

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of QSound Labs, Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2002 and total assets and shareholders’ equity as at December 31, 2002 and 2001 to the extent summarized in note 15 to the consolidated financial statements.

/s/  KPMG LLP

Chartered Accountants

Calgary, Canada

March 21, 2003

QSOUND LABS, INC.

Consolidated Balance Sheets

December 31, 2002 and 2001

(Expressed in United States dollars)

	2002	2001

ASSETS
Current assets
Cash and cash equivalents	$2,621,205	$2,047,892
Accounts receivable	929,519	439,245
Inventory	16,455	28,587
Deposits and prepaid expenses	58,674	85,365
	3,625,853	2,601,089

Note receivable (note 2)	500,000	—
Capital assets (note 3)	747,553	932,777
Goodwill (note 4)	2,184,589	2,184,589
Other intangible assets (note 5)	213,771	247,552

	$7,271,766	$5,966,007

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$220,894	$304,726
Deferred revenue	120,511	8,282
	341,405	313,008

Shareholders’ equity
Share capital (note 6)	43,886,036	43,737,626
Contributed surplus (note 6)	1,114,316	1,114,316
Deficit	(38,069,991)	(39,198,943)

Commitments and contingencies (note 14)	6,930,361	5,652,999
	$7,271,766	$5,966,007

See accompanying notes to consolidated financial statements.

Approved by the Board:

David Gallagher	Director

James R. Bonfiglio	Director

QSOUND LABS, INC.

Consolidated Statements of Operations and Deficit

Years ended December 31, 2002, 2001 and 2000

(Expressed in United States dollars)

	2002	2001	2000

REVENUE
Royalties	$2,663,550	$1,384,431	$1,286,990
License fees	147,167	40,683	772,081
Product sales	1,413,594	1,600,880	2,409,931
	4,224,311	3,025,994	4,469,002

Cost of product sales	271,530	91,438	208,298
	3,952,781	2,934,556	4,260,704

EXPENSES
Marketing	895,820	1,074,139	1,360,698
Operations	235,201	275,077	375,000
Product research and development	643,524	951,017	1,610,436
Administration	506,028	597,685	802,582
	2,280,573	2,897,918	4,148,716

Operating profit	1,672,208	36,638	111,988

Depreciation and amortization	(382,662)	(831,193)	(2,535,856)
Impairment of assets	(100,000)	—	(5,163,504)
Funding of past service pension costs	(55,189)	—	—
Write-down of investments	—	(8,300)	(1,515,568)
Interest and other income	29,833	73,568	154,788
Gain (loss) on sale of capital assets	740	6,492	(34,634)
Gain on sale of investments	—	24,327	—
Other	(35,978)	(34,442)	(225,048)
	(543,256)	(769,548)	(9,319,822)

Net income (loss) for the year	1,128,952	(732,910)	(9,207,834)

Deficit, beginning of year	(39,198,943)	(38,466,033)	(29,258,199)
Deficit, end of year	$(38,069,991)	$(39,198,943)	$(38,466,033)
Income (loss) per common share, basic	$0.16	$(0.10)	$(1.30)
Income (loss) per common share, diluted	$0.15	$(0.10)	$(1.30)

See accompanying notes to consolidated financial statements.

QSOUND LABS, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

(Expressed in United States dollars)

	2002	2001	2000

Cash provided by (used in):

Operations:
Net income (loss) for the year	$1,128,952	$(732,910)	$(9,207,834)
Items not requiring (providing) cash:
Depreciation and amortization	382,662	831,193	2,535,856
Impairment of assets	100,000	—	5,163,504
Compensation cost of options issued to non-employees	4,870	—	—
Loss (gain) on sale of capital assets	(740)	(6,492)	34,634
Gain on sale of investments	—	(24,327)	—
Write-down of investments	—	8,300	1,515,568
Changes in non-cash working capital balances (note 10)	(423,054)	713,517	(524,678)
	1,192,690	789,281	(482,950)

Financing:
Issuance of common shares	34,815	—	2,757,233
Repurchase of common shares, net	—	(430,800)	(152,989)
Repayments of debt	—	(550,000)	(750,000)
	34,815	(980,800)	1,854,244

Investments:
Investments, net	—	218,827	23,638
Purchase of capital assets	(113,880)	(216,291)	(529,863)
Purchase of intangible asset	(41,052)	(34,418)	—
Note receivable (note 2)	(500,000)	—	—
Goodwill	—	—	(130,168)
Proceeds from sale of capital assets	740	6,654	5,375
	(654,192)	(25,228)	(631,018)

Increase (decrease) in cash and cash equivalents	573,313	(216,747)	740,276
Cash and cash equivalents, beginning of year	2,047,892	2,264,639	1,524,363
Cash and cash equivalents, end of year	$2,621,205	$2,047,892	$2,264,639

See accompanying notes to consolidated financial statements.

QSOUND LABS, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(Expressed in United States dollars)

Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of QSound Labs, Inc. (the “Company”), conform in all material respects with those in the United States, except as outlined in note 15.  All amounts are expressed in United States dollars.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses.  Actual results could differ from these estimates.

The Company’s significant accounting policies are as follows:

Basis of presentation:

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries QCommerce, Inc., QSound Ltd., QSound Electronics, Inc. and QKidz, Inc.  All significant inter-company transactions and balances have been eliminated.  During 2002 QKidz Inc. was wound up.

Cash and cash equivalents:

Cash equivalents are short term deposits with original maturities of less than 90 days for which cost approximates market value.

Inventory:

Inventory is comprised of finished goods and is stated at the lower of cost, being determined by the first-in, first-out method, and net realizable value.

Capital assets:

Capital assets are recorded at cost and are amortized annually, beginning the year after acquisition, over the expected useful life of the assets as follows:

Assets	Basis	Rate

Sound source and control equipment	Declining balance	20%
Real time systems	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Computer equipment	Declining balance	30%
Software and production tooling	Declining balance	30%

The Company assesses impairment of capital assets by determining whether their recoverable amounts are less than their unamortized balance.  When an impairment is identified, the amount of impairment is charged to period earnings and is included in depreciation and amortization.

Goodwill:

Effective January 1, 2002, the Corporation adopted the new Canadian Institute of Chartered Accountants standard No. 3062 - Goodwill and Other Intangibles (“CICA 3062”), which no longer permits the amortization of goodwill and other indefinite life intangibles. The new standard requires that a fair value impairment test be performed annually on goodwill and other indefinite life intangibles. As required by CICA 3062, goodwill and indefinite life intangibles were tested for impairment as of January 1, 2002.  This transitional impairment test was completed, and it was  determined that the fair values of the Corporation’s goodwill and indefinite life intangibles exceeded their carrying values.  Consequently, no impairment loss was recorded.  Further impairment tests will be conducted on December 31 each year.  The new standard is applied prospectively. There has been no change in the carrying value of goodwill ($2,184,589) since December 31, 2001.

Intangible assets:

Intangible assets are recorded at cost and amortized over their estimated useful lives. The Company assesses the recoverability of intangible assets by determining whether the unamortized balance can be recovered through future operating cash flows.  The amount of intangible asset impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds.  The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows are not achieved.

Foreign currency translation:

The Company translates monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date, and revenues and expenses at the average rates in effect during the year.  Foreign exchange gains and losses are included in the determination of net income or loss for the year.

Revenue recognition:

Revenue from royalties is recorded as royalties are earned.  Amounts received for prepaid royalties are recorded as deferred revenue and revenue is recognized when the royalty is earned through the sale of units by the licensee.

Amounts received on a prepaid basis for license fees are recorded as deferred revenue and revenue is recognized after the software and/or hardware has been delivered and the Company has no further significant obligations to the purchaser. For long-term contracts revenue from license fees is recognized on a percentage of completion basis.

Revenue from product sales is recognized when products are shipped pursuant to sales arrangements with customers and when collectibility is reasonably assured.

Research and development costs:

Research and development costs are expensed as incurred except if development costs are recoverable and directly related to development of new products, processes or systems.

Income taxes:

The Company uses the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

Per Share Amounts:

Per share amounts are calculated using the weighted average number of common shares outstanding during the year.  The basic weighted average shares outstanding for the year ended December 31, 2002 was 7,095,552 (December 31, 2001 – 7,252,764, December 31, 2000 – 7,100,815).  The diluted weighted average shares outstanding for the year ended December 31, 2002 was 7,455,833.  For the years ended December 31, 2001 and 2000 the diluted weighted average shares outstanding were in all material respects the same as the basic weighted average shares outstanding.  Diluted per share amounts are calculated using the treasury stock method.

Stock-based compensation:

Effective January 1, 2002, the Company adopted the new Canadian accounting standard relating to stock-based compensation.  Under this standard, the Company follows the settlement date method of accounting for stock options granted to employees and the fair value method for stock options granted to non-employees.  The Company discloses the pro-forma effect on income of accounting for stock options awarded to employees under the fair value method (see note 7).

Comparative figures:

Certain comparative information has been restated to conform with the current year’s presentation.

Change in accounting policy:

In 2000, the Company adopted the new Canadian accounting standard relating to earnings per share. The new standard requires the use of the treasury stock method for calculating diluted earnings per share. Under this method all options whose average price is less than or equal to the average share price for the period to date are considered outstanding and all convertible securities are considered to be converted at the average share price for the period. The Company adopted this section retroactively with restatement of all previous periods, effective December 31, 2000. There was no impact on loss per share for the years ended December 31, 2001 and 2000.

1.              Business acquisitions:

On December 6, 2001 the Company acquired the eMerchant Pro hosting property for consideration of $34,418.  The acquisition has been accounted for by the purchase method, and accordingly the results of the operations of the eMerchant Pro hosting property has been included in these financial statements from December 6, 2001.  The entire purchase price has been allocated to purchased customer list which is being amortized on a straight-line basis over five years.

On November 24, 2000 the Company acquired the iNet Mall and Anthill.com website properties and an account receivable valued at $225,000 for consideration of $375,000, consisting of 500,000 pre-consolidation common shares valued at $1.00 per share which approximated the fair value at that date and $100,000 cash. The 500,000 pre-consolidation common shares issued pursuant to the acquisition were to be held in escrow and released based on the achievement of performance milestones specified in the acquisition agreement.  At December 31, 2000, 225,000 of the pre-consolidation common shares remained in escrow.  Due to the contingent nature of the contract, no consideration was recorded with respect to the 225,000 escrowed pre-consolidation shares.  During 2001 the performance milestones specified in the acquisition agreement were not achieved resulting in the shares held in escrow being cancelled.  The acquisition has been accounted for by the purchase method, and accordingly the results of the operations of the iNet Mall and Anthill.com website properties have been included in these financial statements from November 24, 2000.   The excess of the purchase price over the fair value of net identifiable assets acquired was allocated to goodwill in the amount of $150,000 and up to December 31, 2001 was being amortized on a straight-line basis over seven years.

On May 17, 2000 the Company acquired the Webtailer website property for consideration of $415,486, consisting of 222,222 pre-consolidation common shares of the Company valued at their market price of $1.87 per share. The acquisition has been accounted for by the purchase method, and accordingly the results of the operations of the Webtailer website have been included in these financial statements from May 17, 2000.  The entire purchase price was allocated to goodwill.

On May 10, 2000 the Company acquired the Choicemall website property for consideration of $3,393,800, consisting of 1,000,000 pre-consolidation common shares of the Company and debt of $1,300,000.  The acquisition has been accounted for by the purchase method, and accordingly the results of the operations of the Choicemall website have been included in these financial statements from May 10, 2000.  The excess of the purchase price over the fair value of net identifiable assets acquired was allocated to goodwill in the amount of $3,393,800 and up to December 31, 2001 was being amortized on a straight-line basis over seven years.

2.              Note receivable

The Company has advanced $500,000 to a private company.  The advance was secured by all of the assets of the private company.  Subsequent to the end of the year the Company enforced its security and collected on the note by acquiring title to furniture and equipment, software, inventory and in process research and development.

3.              Capital assets:

2002	Cost	Accumulated depreciation	Net book value

Sound source and control equipment	$544,872	$514,948	$29,924
Real time systems	905,534	893,349	12,185
Furniture and fixtures	353,827	307,763	46,064
Computer equipment	808,650	608,628	200,022
Software and production tooling	1,348,395	889,037	459,358

	$3,961,278	$3,213,725	$747,553

2001	Cost	Accumulated depreciation	Net book value

Sound source and control equipment	$538,812	$506,839	$31,973
Real time systems	905,534	888,126	17,408
Furniture and fixtures	353,827	297,021	56,806
Computer equipment	756,215	547,392	208,823
Software and production tooling	1,214,729	596,962	617,767

	$3,769,117	$2,836,340	$932,777

Included in the accumulated depreciation above for software and production tooling is a current year asset impairment charge of $100,000 (2001 - nil, 2000 - $383,750).  The impairment charge was measured based on projected future operating cash flows of purchased software.

4.              Goodwill

2002 and 2001	Cost	Accumulated amortization	Net book value

Goodwill	$9,894,777	$7,710,188	$2,184,589

5.              Other intangible assets:

2002	Cost	Accumulated amortization	Net book value

Patents and trademarks	$780,503	$594,266	$186,237
Purchased customer list	34,418	6,884	27,534
	$814,921	$601,150	$213,771

2001	Cost	Accumulated amortization	Net book value

Patents and trademarks	$728,065	$514,931	$213,134
Purchased customer list	34,418	—	34,418
	$762,483	$514,931	$247,552

6.              Share capital:

On June 28, 2001, the shareholders of the Company authorized the board of directors to approve a share consolidation on the common shares of the Company.  On July 3, 2001 the Directors of the Company approved a share consolidation on the basis of one new common share for every four outstanding old common shares.  This consolidation was implemented effective July 9, 2001.  All references to income and loss per common share, and common shares repurchased and outstanding, have been restated to reflect the impact of the July 9, 2001 reverse stock split, on a retroactive basis.

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

Common shares issued and outstanding:

	Number of Shares	Consideration
Balance at December 31, 1999	6,666,925	$39,635,463

Issued for cash:
On exercise of warrants and options	15,750	137,970
On exercise of options granted to directors and employees	82,625	739,603
Private placement	180,909	2,030,000
Business acquisitions (note 1)	374,305	2,784,286
Acquisition of assets	28,750	258,750
Repurchase of common shares	(22,500)	(158,638)
Share subscription paid	—	(150,340)
Shares held in escrow (note 1)	56,250	—

Balance at December 31, 2000	7,383,014	$45,277,094

Additional shares issued due to conditions of reverse stock split	425	—
Repurchase of common shares	(241,615)	(1,539,468)
Cancellation of shares held in escrow (note 1)	(56,250)	—

Balance at December 31, 2001	7,085,574	$43,737,626

Issued for cash on exercise of options	70,500	34,815
Additional paid-in-capital stock options (note 7)	—	4,870
Additional paid-in capital warrants (note 8)	—	108,725

Balance at December 31, 2002	7,156,074	$43,886,036

In 2001 year, the Company repurchased 241,615 common shares for $430,800.  The excess of the average cost of the shares over the purchase price amounting to $1,108,668 has been assigned to contributed surplus.

7.              Stock option plan:

The Company has Stock Option Plans under which the Board of Directors may grant stock options to directors, officers, consultants and employees for the purchase of authorized but unissued common shares.  At December 31, 2002, stock options to purchase 1,595,922 common shares were outstanding and 349,696 shares are reserved for issuance under the option plans.  The stock options are exercisable at prices ranging from $0.47 to $12.24 per share and expire on various dates between 2002 and 2012.

During the year ended December 31, 2002, the Company granted 411,000 options to employees, directors and officers (2001 – 1,137,310, 2000 - 147,611) with exercise prices at or greater than the market price of the Company’s stock on the date of grant.  Of the 411,000 options granted during the year ended December 31, 2002, 36,000 options vested at the time of granting.  The remaining 405,000 options vest at various times depending upon individual specified performance criteria being met.  No compensation cost is recorded in the Company’s statement of operations and deficit.  Had compensation cost for stock options granted to employees been determined based on the fair value method, the company’s pro-forma net income would have been decreased by $8,478 to $1,120,474 and net income per common share would be unchanged at $0.16 per share.

During 2002 the Company granted 35,000 stock options in connection with services performed by third parties.  These options are exercisable at $1.75 and expire March 31, 2006.   Of these options, 5,000 had vested as of December 31, 2002, and the remaining 30,000 vest during 2003.  The fair value of the vested options granted is estimated on the day of grant using the Black Scholes option pricing model with the following assumptions; risk free interest rate – 4.5%, volatility – 80%, expected option life (in years)  – 3, dividend yield – 0%.  $4,870 has been charged to income for these options in 2002. During 2001 and 2000 the Company did not issue any stock options in connection with services performed by third parties.

Changes in options granted during the years ended December 31, 2002, 2001 and 2000 were as follows:

	Number of Shares	Exercise price per share	Weighted average exercise price
Balance at December 31, 1999	1,236,784	6.12 – 14.00	9.08

Granted	147,611	6.00 – 9.00	8.44
Exercised	(98,375)	6.12 – 12.24	8.76
Cancelled or expired	(416,621)	6.00 – 12.24	9.56
Repriced
Previous	(131,625)	10.00 – 14.00	12.04
New	131,625	9.00 – 9.00	9.00

Balance at December 31, 2000	869,399	6.00 – 12.24	8.32

Granted	1,137,310	0.47 – 2.12	0.76
Cancelled or expired	(186,109)	6.00 – 9.00	8.43

Balance at December 31, 2001	1,820,600	0.47 – 12.24	3.59

	Number of Shares	Exercise price per share	Weighted average exercise price
Balance at December 31, 2001	1,820,600	0.47 – 12.24	3.59

Granted	446,000	0.57 – 1.75	0.96
Exercised	(70,500)	0.47 – 0.75	0.49
Cancelled or expired	(600,178)	2.12 – 12.00	8.18

Balance at December 31, 2002	1,595,922	$0.47 – 12.24	$1.26

The following table summarizes the information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
$0.47	565,297	3.7	$0.47	510,297	$0.47
0.57 to 0.62	275,000	8.2	0.61	—	—
1.04	501,638	3.5	1.04	420,203	1.04
1.65 to 2.12	168,000	3.8	1.76	38,000	2.07
6.00 to 12.24	85,987	2.1	8.93	85,987	8.93

	1,595,922			1,054,487

8.     Warrants

During 2002, the Company issued 250,000 common share purchase warrants as consideration for services received.  Each warrant entitles the holder to acquire one common share of the Company for $1.04 per share and expire March 25, 2007.  The company has entered into an agreement to issue an additional 250,000 common share purchase warrants under the same conditions and terms provided certain performance criteria are met.

The fair value of the warrants was determined to be $ 108,725, was capitalized to software and production tooling, and was calculated using the Black Scholes pricing model with the following weighted average assumptions:

Risk free interest rate	4.5%
Volatility	80%
Life of the warrant	4.5 years
Dividend yield	0%

9.     Adjusted net income and earnings per share

	2001	2000
Reported net loss	$(732,910)	$(9,207,834)
Add back amortization of goodwill	459,511	1,731,684

Adjusted net loss	$(273,399)	$(7,476,150)

Adjusted net loss per share	$(0.04)	$(1.05)

10.       Changes in non-cash working capital balances:

	2002	2001	2000

Accounts receivable	$(490,274)	$727,696	$148,108
Inventory	12,132	19,844	167,040
Deposits and prepaid expenses	26,691	15,087	226,823
Accounts payable and accrued liabilities	(83,832)	(48,139)	(147,784)
Deferred revenue	112,229	(971)	(918,865)

	$(423,054)	$713,517	$(524,678)

11.       Income taxes:

Income tax expense differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the income (loss) for the year.  The reasons for the differences are as follows:

	2002	2001	2000

Income (loss) for the year	$1,128,952	$(732,910)	$(9,207,834)

Combined Canadian Federal and Provincial statutory rate	39.24%	42.12%	44.62%

Computed tax (recovery)	443,001	(308,702)	(4,108,536)

Increase (decrease) resulting from:
Unrealized (realized) benefit of future tax assets	(450,988)	193,127	2,749,000
Income taxes computed at different rates in the United States	7,987	115,575	1,424,498
Reduction of unrealized future tax assets for enacted changes in income tax rates	—	—	(690,000)
Non deductible amortization	—	—	625,038

Actual expense (recovery)	$—	$—	$—

The tax effects of temporary differences that give rise to significant portions of future income tax assets are as follows:

	Canada	United States	2002	2001	2000

Future income tax assets:
Capital assets	$564,000	$—	$564,000	$402,000	$372,000
Share issue costs	6,000	—	6,000	6,000	6,000
Loss and SRED carryforwards	2,664,000	4,411,000	7,075,000	7,659,000	8,285,000
Intangible assets	133,000	1,581,000	1,714,000	1,845,000	1,898,000
Investments	—	158,000	158,000	153,000	567,000
	3,367,000	6,150,000	9,517,000	10,065,000	11,128,000
Less: Valuation allowance	(3,367,000)	(6,150,000)	(9,517,000)	(10,065,000)	(11,128,000)

Net future tax assets	$—	$—	$—	$—	$—

The Company has Canadian non-capital loss carry-forwards in the amount of $3,894,000 which expire at various dates between 2003 and 2008 and Canadian Scientific Research and Experimental Development (SRED) expenditure carry-forwards in the amount of $3,523,000 which have no expiry.  The Company also has United States net operating loss carry-forwards in the amount of $12,604,000 which expire at various dates between 2004 and 2022.

12.       Segmented information:

The Company operates in two operating segments consisting of Audio Projects (Audio) and E-Commerce Products. (“E-Commerce”).  Audio involves the developing and marketing of sound localization technology for use in various industries. E-Commerce involves the developing and marketing of internet business services.

For Audio products, during 2002 76% of total audio revenue arose from two customers, each of which individually provided greater than 10% of total revenues.  For 2001, 65% of total revenue arose from two customers, each of which individually provided greater than 10% of total revenues.  For 2000, 63% of total revenue arose from three customers, each of which individually provided greater than 10% of total revenues.

For E-Commerce products, during 2002 and 2001 no one customer contributed to more than 10% of total E-Commerce revenue. For 2000, 64% of total E-Commerce revenue arose from two customers, each of which individually resulted in greater than 10% total revenues.

2002	Audio	E-Commerce	Total

Revenues	$3,649,238	$575,073	$4,224,311
Interest revenue	25,867	1,402	27,269
Amortization of capital assets	410,633	57,230	467,863
Segment profit	1,027,351	101,601	1,128,952
Segment assets	4,844,886	2,426,880	7,271,766
Goodwill	—	2,184,589	2,184,589
Expenditures for segment capital assets	263,554	103	263,657

2001	Audio	E-Commerce	Total

Revenues	$2,454,800	$571,194	$3,025,994
Interest revenue	73,094	425	73,519
Amortization of capital assets	306,885	64,756	371,641
Segment profit (loss)	384,429	(1,117,339)	(732,910)
Segment assets	3,463,729	2,502,278	5,966,007
Goodwill	—	2,184,589	2,184,589
Expenditures for segment capital assets	132,021	39,539	171,560

2000	Audio	E-Commerce	Total

Revenues	$3,025,102	$1,443,900	$4,469,002
Interest revenue	145,770	4,959	150,729
Amortization of capital assets	206,209	88,600	294,809
Segment profit (loss)	(522,875)	(8,684,959)	(9,207,834)
Segment assets	4,284,459	3,444,368	7,728,827
Goodwill	—	2,644,100	2,644,100
Expenditures for segment capital assets	332,078	10,530	342,608

Geographic information	2002 Revenue	2001 Revenue	2000 Revenue

Canada	$3,443	$5,669	$2,179
United States	3,636,657	2,607,868	3,736,159
Asia	584,211	412,457	730,664

	$4,224,311	$3,025,994	$4,469,002

As at December 31, 2002 substantially all of the Company’s product assets and employees were located in Canada.  As at December 31, 2001 substantially all of the Company’s Audio product assets and employees were located in Canada and substantially all of the Company’s E-Commerce product assets were located in the Untied States.

13.       Financial instruments and risk management:

The fair values of financial assets and liabilities approximate their carrying values at December 31, 2002.

The Company is exposed to foreign currency fluctuations on its Canadian dollar denominated cash, receivables and payables.  Foreign currency risk arising from a decline in the relative value of the Canadian dollar is managed to the extent that Canadian dollar denominated cash and receivables are equal to or exceed Canadian dollar payables.  The Company has not, at December 31, 2002, entered into foreign currency derivatives to hedge its exposure to foreign exchange risk.

The Company is exposed to credit risk on its accounts receivable, royalties receivable and accrued revenue.  As at December 31, 2002 there were outstanding accounts receivable balances from one entity which comprised 74% of the total balance.  As at December 31, 2001 there were outstanding accounts receivable balances from two entities which comprised 45% and 22% of the total balance. The entities are primarily located in the United States.  These amounts have been collected subsequent to the year end.

14.       Commitments and contingencies:

The Company is involved in litigation and claims which arise from time to time in the normal course of business.  In the opinion of management, any liability that may arise from such contingencies would not have a significant adverse effect on the consolidated financial position of the Company.

During the year the Company resolved an outstanding contingency relating to an employment contract that expired September 30, 2002 by putting in place an individual pension plan for the individual.  Subsequent to the year end, $ 55,189 was contributed to the plan as a past service cost.

Under the terms of its lease agreements for office space and equipment, the Company is obligated at December 31, 2002 to make the following minimum lease payments over the next four years:

2002	$67,683
2003	12,221
2004	12,221
2005	4,074

$96,199

15.       United States accounting principles:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canada GAAP”).  Any differences in United States generally accepted accounting principles (“US GAAP”) as they pertain to the Company’s financial statements are not material except as follows:

(a)          The Company follows SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” for purposes of reconciling to US GAAP.  Long-term investments consist of equity securities.  The Company has classified its equity securities which are listed on a recognized public stock exchange as available-for-sale.

Available-for-sale securities are recorded at fair value.  Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized.  Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value.  The impairment is charged to earnings and a new cost basis for the security is established.  Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method.  Dividend and interest income are recognized when earned.

(b)         The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to US GAAP.  Under US GAAP, items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders’ equity on the balance sheet.    The Company has recorded unrealized holding gains and related unrealized future income tax expense on investments classified as “available for sale” securities under US GAAP.

(c)          The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to US GAAP.  As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.  In addition, variable accounting would be applied to stock options that have been repriced, whereby compensation expense would be recorded or recovered on the date of reporting only if the current market price of the underlying stock exceeded the exercise price.  SFAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans.  As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123.  Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123.

(d)         Under US GAAP a portion of the excess of the purchase price over the fair value of net identifiable assets acquired upon the acquisition of Virtual Spin, Inc. in 1999 were allocated to assets to be used in research and development activities and were expensed at the date of the business combination.  Under Canadian GAAP these amounts are allocated to goodwill.

The effect on the loss for each of the years in the three year period ended December 31, 2002 of the differences between Canadian and United States accounting principles is summarized as follows:

	Years ended December 31,
	2002	2001	2000

Income (loss) for the year as reported in accordance with Canadian GAAP	$1,128,952	$(732,910)	$(9,207,834)
Amortization of acquired in-process research and development	—	—	1,400,802

Income (loss) under US GAAP	$1,128,952	$(732,910)	$(7,807,032)

Income (loss) per share under US GAAP	$0.16	$(0.10)	$(1.10)

The components of comprehensive income are as follows:

	Years ended December 31,
	2002	2001	2000

Income (loss) under US GAAP	$1,128,952	$(732,910)	$(7,807,032)
Other comprehensive income (loss):
Recovery of other comprehensive income (loss) through sale of investments	—	151,943	—
Change in fair values of available for sale long-term investments	—	—	(151,943)
Write down of investment through net loss	—	—	370,900

Comprehensive income (loss)	$1,128,952	$(580,967)	$(7,588,075)

Accumulated other comprehensive income (loss) beginning of year	$—	$(151,943)	$(370,900)
Accumulated other comprehensive income (loss) end of year	$—	$—	$(151,943)

For Canadian GAAP presentation of the statement of operations, depreciation and amortization, and impairment of asset charges have been excluded from the calculation of operating profit (loss).  United States GAAP requires that those charges be included in the calculation of operating profit (loss).

There was no difference in the weighted average number of shares outstanding in the years ended December 31, 2002, 2001 and 2000 under Canadian and United States accounting principles.

The effect on the consolidated balance sheets of the difference between Canadian and United States generally accepted accounting principles is as follows:

December 31, 2002	As reported in accordance with Canadian GAAP	Differences	Under US GAAP

Current assets	$3,625,853	$—	$3,625,853
Note receivable	500,000	—	500,000
Capital assets	933,790	—	933,790
Intangible assets	2,212,123	—	2,212,123
	$7,271,766	$—	$7,271,766

Current liabilities	$341,405	$—	$341,405
Shareholder’s equity:
Common shares	43,886,036	202,058	44,088,094
Contributed Surplus	1,114,316		1,114,316
Deficit	(38,069,991)	(202,058)	(38,272,049)

	$7,271,766	$—	$7,271,766

December 31, 2001	As reported in accordance with Canadian GAAP	Differences	Under US GAAP

Current assets	$2,601,089	$—	$2,601,089
Capital assets	1,145,911	—	1,145,911
Intangible assets	2,219,007	—	2,219,007

	$5,966,007	$—	$5,966,007

Current liabilities	$313,008	$—	$313,008
Shareholder’s equity:
Common shares	43,737,626	202,058	43,939,684
Contributed surplus	1,114,316	—	1,114,316
Deficit	(39,198,943)	(202,058)	(39,401,001)

	$5,966,007	$—	$5,966,007

Included in the current liabilities above are accrued liabilities of $109,178 in 2002 and $149,368 in 2001.

During the years ended December 31, 2002, 2001 and 2000 the Company granted options to employees, directors and officers.  During 2002, 411,000 options (2001 – 1,137,310, 2000 – 147,611) were granted with exercise prices at or greater than the market price of the Company’s stock on the date of grant.  No compensation cost is recorded in the Company’s statement of operations and deficit.

In addition, in 2000 526,500 stock options were re-priced at greater than the market price of the Company’s stock on the date of re-pricing and at year end.  Accordingly, no compensation cost is recorded in the Company’s statement of operations and deficit for either the granting of the options nor the re-pricing of the options.

The Company has calculated the fair value of stock options granted to employees using the Black Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000

Risk free interest rate	4.5%	4.5%	5.0%
Volatility	80.0%	113.3%	120.0%
Expected option life (in years)	7.5	2.0	2.0
Dividend yield	0%	0%	0%

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net income and loss per shares would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000

Net income (loss) under US GAAP:
As reported	$1,128,952	$(732,910)	$(7,807,032)
Pro forma	1,120,474	(1,247,633)	(7,966,758)

Basic income (loss) per common share:
As reported	$0.16	$(0.10)	$(1.10)
Pro forma	0.16	(0.17)	(1.12)

QSOUND LABS, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of QSound Labs, Inc. (the “Company”) will be held at 10:00 a.m. on Thursday, June 19, 2003, at the Company’s corporate head office at #400, 3115 – 12th Street N.E., Calgary, Alberta T2E 7J2, for the following purposes:

1.             To receive and consider the consolidated financial statements for the year ended December 31, 2002 and the auditors’ report thereon;

2.             To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

3.             To elect directors for the ensuing year;

4.             To transact such other business as may properly be transacted at such Meeting, or any adjournment thereof, without notice.

The 2002 Annual Report, an Information Circular and form of proxy accompany this Notice of Meeting.  Shareholders who are unable to be present in person at the Meeting are requested to complete and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Calgary, Alberta this 30th day of April, 2003.

By Order of the Board of Directors

/s/ Joanna Varvos

Joanna Varvos
Secretary

QSOUND LABS, INC.

MANAGEMENT PROXY CIRCULAR

FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 19, 2003.

This Information Circular is furnished in connection with the solicitation of proxies by the management of QSound Labs, Inc. (the “Company”) for use at the Annual Meeting of Shareholders of the Company (“Meeting”).   The Meeting will be held on Thursday, June 19, 2003 at the corporate head office of the Company at Suite 400 – 3115 12th Street N.E., Calgary, Alberta T2E 7J2 at 10:00 o’clock in the morning for the purposes set forth in the Notice of Annual Meeting accompanying this Information Circular (“Notice”) and at any adjournment thereof. The cost of solicitation of proxies will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Company.  A shareholder has the right to appoint a person, who need not be a shareholder, as their nominee to attend and act and on their behalf at the Meeting, or any adjournment thereof, other than the persons designated in the enclosed form of proxy.  A shareholder desiring to appoint some other person as a representative at the Meeting, or any adjournment thereof, may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Company’s transfer agent, Computershare Investor Services, 600 – 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 in the enclosed self-addressed envelope not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the Meeting or any adjournment thereof.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it.  In addition to revocation in any other manner permitted by law, a proxy may be revoked in writing signed by the shareholder or their attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, delivered either to Computershare Investor Services, 600 – 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares (“Common Shares”), an unlimited number of first preferred shares and an unlimited number of second preferred shares.  As of the date of this Information Circular 7,156,074 Common Shares are issued as fully paid and non-assessable. Each Common Share is entitled to one vote.  Shareholders of record at the close of business on the record date of April 30, 2003 will be entitled to attend and vote at the Meeting.  As of the date of this Information Circular, to the knowledge of the directors and senior officers of the Company, there is no person or entity who beneficially owns, directly or indirectly, or exercises control or direction over more than 10 percent of the issued Common Shares of the Company.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The shares represented by the enclosed proxy will be voted for or against or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions.  In the absence of such direction, such shares will be voted FOR the matters referred to in the form of proxy.

If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the appointed proxyholder.  At the time of printing this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING OF COMMON SHARES – NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to a substantial number of shareholders who hold Common Shares through intermediaries (such as brokers, banks, trust companies and securities dealers) and not in their own name (“Non-registered Shareholders”).  Only registered shareholders, who hold shares of the Company in their own names, or their duly appointed proxyholders can attend and vote at the Meeting. Intermediaries or their third party mailing services, such as ADP Investor Communications Services, mail proxy materials and seek voting instructions from Non-registered Shareholders. A Non-registered Shareholder receiving a form of proxy from an intermediary or a mailing service must vote and return the proxy well in advance of the Meeting in order to have the shares voted.  Intermediaries and mailing services may also permit Non-registered Shareholders to vote via telephone or the Internet.  Unless specifically stated otherwise, all references to shareholders in this Notice of Meeting, Information Circular and the accompanying form of proxy are to registered shareholders.

PARTICULARS OF MATTERS TO BE ACTED UPON

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy intend to vote for the appointment of KPMG, Chartered Accountants, Suite 1200, Bow Valley Square II, #205 - 5th Avenue SW., Calgary, Alberta, T2P 4B9, as auditors of the Company to hold office until the next annual meeting of shareholders.  KPMG were first appointed as the Company’s auditors on June 25, 1987.

ELECTION OF DIRECTORS

Management intends to nominate, and the individuals named in the accompanying form of proxy intend to vote for, the persons listed below for election as directors of the Company. Each director who is elected will hold office until the close of the next annual meeting of shareholders, or until his successor is elected or appointed, unless his office is vacated earlier in accordance with the by-laws of the Company or with the provisions of the Business Corporations Act of Alberta. The following information concerning the respective nominees has been furnished by them:

Name, Address & Office Held	Principal Occupation or Employment	Date of Election or Appointment as Director	Common Shares of the Company Beneficially owned, Directly or Indirectly or Controlled or Directed
David J. Gallagher Calgary, AB	President & CEO of the Company	February 2, 1991	16,000
James R. Bonfiglio* Las Vegas, NV	Business Consultant	October 31, 1992	25,000
Brian G. Harrington* Calgary, AB	Partner Western New Ventures Capital Corporation	June 28, 2001	750

*Audit Committee members

There are no arrangements or understandings between any of the proposed nominees and any other person pursuant to which the nominee is to be elected.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation

The following table sets forth, for the periods indicated, information concerning the compensation earned by the Chief Executive Officer and the three most highly compensated executive officers of the Company in 2000, 2001 and 2002:

Summary Compensation Table

					Long Term Compensation
	Annual Compensation				Common Shares Under Options Granted
Name & Principal Position				Other Annual Compensation
	Year	Salary					All Other Compensation
David Gallagher	2002	159,192 U.S.		nil	100,000	(1)	nil
President & CEO	2001	148,200 U.S.		nil	461,000		nil
	2000	155,500 U.S.		nil	nil		nil

Francis Munoz	2002	100,000 Cdn.		nil	75,000	(2)	nil
Executive Vice	2001	100,000 Cdn.		nil	66,435		nil
President	2000	100,000 Cdn.		nil	nil		nil

Robert Starr Vice President Business Development	2002	59,277 U.S	(3)	nil	200,000	(4)

Joanna Varvos	2002	107,100 Cdn.		nil	nil		nil
Corporate Secretary	2001	107,100 Cdn.		nil	97,000		nil
	2000	104,550 Cdn.		nil	nil		nil

(1) 50,000 of these options have vested and 50,000 options vest September 30, 2003.

(2) These options are subject to vesting in accordance with performance criteria to be agreed to by the Company and Mr. Munoz.

(3) Mr. Starr joined the Company on June 17, 2002 at an annual salary of $110,000 U.S.

(4) These options are subject to vesting as follows: 66,666 options vest July on 1, 2003 and 5,000 options vest per month thereafter.

Options

The following table sets out details of options to purchase Common Shares granted to executive officers of the Company during 2002.

Options Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted		% of Total Options Granted to Employees in Financial Year	Exercise or Base Price		Market Value of Securities Underlying Options on Date of Grant		Expiration Date
David Gallagher President & CEO	100,000	(1)	22%	U.S.$	1.65	U.S.$	1.65	December 30, 2007
Francis Munoz Executive Vice President	75,000	(2)	17%	U.S.$	0.57	U.S.$	0.57	August 9, 2007
Robert Starr Vice President Business Development	200,000	(3)	45%	U.S.$	0.62	U.S.$	0.62	June 30, 2008 to July 17, 2012

(1) 50,000 options have vested and 50,000 options vest September 30, 2003.

(2) These options are subject to vesting in accordance with performance criteria to be agreed to by the Company and Mr. Munoz.

(3) These options are subject to vesting as follows: 66,666 options vest July on 1, 2003 and 5,000 options vest per month thereafter.

Pension Plan

Mr. Gallagher participates in a registered individual pension plan (“Pension Plan”). The following table sets forth the annual pension payable to Mr. Gallagher under the terms of the Pension Plan.

Remuneration	Years of Service
	$10	15	20	25
159,192 U.S.	24,000 Cdn.	36,000 Cdn.	49,000 Cdn.	61,000 Cdn.

As at December 31, 2002, 14 years of service have been credited under the Pension Plan for Mr. Gallagher. Benefits under the Pension Plan, which are based on 2% of salary to the yearly maximum of allowable under the Income Tax Act and indexed after 2004, are computed on a straight life annuity basis and are not subject to any deductions for social security or other offset amounts.

Employment Contracts

The Company has entered into employment contracts with Messrs. David Gallagher, Francis Munoz and Robert Starr.  Each of these employment contracts provides for a base salary and stock options.  Mr. Starr’s contract provides for bonuses upon achievement of performance criteria to be agreed upon from time to time by Mr Starr and the Company.  Mr. Gallagher’s contract provides for discretionary bonuses if approved by the Compensation Committee, and participation in any pension and profit sharing plan established from time to time by the Board.  If terminated without cause, if Mr. Gallagher’s employment contract is not renewed for at least one year following expiration, if there is a change in control of the Company and Mr. Gallagher elects not to continue his employment, and in the event of death or disability Mr. Gallagher is entitled to a lump sum payment equal to the greater of salary for the unexpired term of the employment agreement or one year.  A lump sum contribution to fund the Pension Plan is also payable in the foregoing circumstances and in the event of retirement between the ages of 60 and 65.  Mr. Gallagher’s employment contract is subject to renewal on September 30, 2004. If there is a change in control of the Company Messrs. Gallagher, Munoz and Starr are entitled to vesting of any unvested options.

Report of the Compensation Committee

Objectives  The objectives of the compensation program for executive officers are to attract, motivate and retain highly qualified individuals capable of carrying out the Company’s goals of improving corporate performance and increasing shareholder value. A combination of salary, long term incentive stock options and bonus plans is used to provide both a competitive rate of base remuneration and an incentive to achieve corporate goals.

Salary  The Compensation Committee determines the salary component of the compensation package for executive officers on the basis of a number of factors including the level of responsibility, experience, salary ranges for similar positions in comparable companies, previous compensation, individual performance and overall corporate performance. The Compensation Committee considers compensation information from other North American companies of similar size and scope of business and establishes base salaries at similar levels.

Options  The Board of Directors or the Compensation Committee may in its discretion from time to time grant options under the Company’s 1998 Stock Option Plan (“Plan”) to officers, directors, key employees and persons or companies providing services for the Company. Under the Plan the Board or the Committee may delegate to an executive officer of the Company the authority to grant options to employees who are not insiders, and the purchase price of Common Shares for such options may be not less than their market value on the date of grant.  Under the Plan the Board or the Committee may determine the exercise price of stock options.  The term of each stock option is determined by the Board or Committee when the option is granted, but may not exceed ten years from the date of grant.  Options may be exercised for a period of 30 days after termination of the optionee’s employment or term as a director, or the expiration of the option term, whichever period is shorter.  If an optionee should die while in the employment of the Company, his options may be exercised by the optionee’s legal representative until the earlier of one year after the date of death or the expiration of the term. The foregoing 30 day and one year time periods may be increased by the Board of Directors. The Plan may be amended by the Board provided any such amendment may not adversely affect any outstanding option without the consent of the optionee and options granted under the Plan may be amended upon agreement with the optionee.

Options may also be granted by the Board outside of the Plan, and may be granted to employees who are not officers or directors under the Company’s Employee Stock Option Plan.  Pursuant to the Nasdaq Stock Market, any grant of more than 25,000 options made by the Company outside of the Plan to a director or officer requires the approval of shareholders of the Company.

In determining the size and vesting provisions of option grants, the Compensation Committee considers the individual’s performance, achievement of objectives, responsibilities, base salary level, previous option grants and the overall corporate performance of the Company.

Bonus Plans  Bonus plans are established from time to time and payment of bonuses is dependent upon achievement of performance objectives related to revenue or increased shareholder value.

Compensation of CEO  The base salary payable and stock options issued to Mr. David J. Gallagher, President and Chief Executive Officer of the Company since June, 1992, is determined using the same methods used to determine compensation arrangements for other executive officers.

Composition of the Compensation Committee

The two directors who are members of the Compensation Committee are Mr. James R. Bonfiglio and  Mr. Brian G. Harrington. Neither of these directors are officers of the Company.

Submitted by the Compensation Committee

Indebtedness of Directors, Executive Officers and Senior Officers

Since January 1, 2002 no director, executive officer or senior officer of the Company has been indebted to the Company, except for routine indebtedness.

Compensation of Directors

The Company generally compensates directors through the grant of options.  There were no arrangements for payments, and no compensation was paid and no options were granted in 2002, by the Company to any director.

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years on the Common Shares of the Company (assuming a $100 investment was made on December 31, 1997) with the cumulative total return of the Nasdaq US & Foreign Index and an index of four peer companies selected by the Company, assuming reinvestment of dividends where applicable.  The peer company index consists of two audio enhancement companies (SRS Labs, Inc. and Spatializer Audio Laboratories, Inc.) and two e-commerce companies (Network Commerce Inc. and Imergent Inc.).  This peer group index is subject to change from time to time as the Company or its competitors change their focus or undergo other significant changes, or as new competitors emerge.

1997	1998	1999	2000	2001	2002

QSound Labs, Inc.	100.00	61.52	55.34	14.89	4.63	11.80
Industry Index	100.00	27.33	21.62	6.56	2.33	0.79
Nasdaq US & Foreign	100.00	138.48	257.97	156.09	123.11	84.77

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular with respect to the election of directors, no director or senior officer of the Company at any time since the beginning of the Company’s last financial year, nor any proposed nominee for election as a director of the Company, nor any member beneficially owning shares carrying more than 10 percent of the voting rights attached to the Common Shares of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

OTHER MATTERS

Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual Meeting of Shareholders.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated:	April 30, 2003

/s/ David J. Gallagher
President and CEO

QSOUND LABS, INC.

PROXY

The undersigned holder of shares in the capital stock of QSound Labs, Inc. (the “Company”), hereby nominates and appoints David J. Gallagher, President and a director of the Company, or failing him, James R. Bonfiglio a director of the Company, or failing him,                                                                       , as proxy of the undersigned, to attend, act and vote in respect of all shares registered in the name of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held at 10:00 a.m. on Thursday, June 19,  2003, at the Company’s corporate head office, Suite 400 –3115 12th Street NE, Calgary, Alberta  T2E 7J2 and at any and all adjournments thereof (the “Meeting”) in the same manner, to the same extent and with the same powers as if the undersigned were personally present.  Without limiting the general powers hereby conferred, the said proxy is directed to vote as follows upon the following matters.

1.             On the appointment of KPMG as auditors of the Company at a remuneration to be fixed by the directors.

Vote for  ☐                                                      Vote withheld  ☐

2.             On the election of directors, as set forth in the Information Circular accompanying the Notice of Meeting.

Vote for  ☐                                                      Vote withheld  ☐

3.             To vote in their discretion upon any other business which may properly come before the Meeting or any adjournment thereof.

DATED this                                day of                                                                              2003.

(Signature of Shareholder)

This form of proxy is solicited on behalf of management of the Company and will be voted, including on any ballot, as directed in the spaces provided above or, if no direction is given, it will be voted in the affirmative for each of the above proposals.   Each shareholder submitting the proxy shall have the right to appoint a person or company to represent him at the Meeting other than the persons designated above.  To exercise this right, the shareholder may insert the name of the desired representative in the blank space provided and strikeout the other names or may submit another appropriate proxy.

This form of proxy is discretionary and confers authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, proposed at the Meeting or any matters that properly come before the Meeting, in accordance with the best judgment of the person voting the proxy at the Meeting.

In order for this form of proxy or other appropriate forms of proxy to be valid, it must be signed and should be dated by the shareholder or the shareholder’s attorney.  The signature should be exactly the same as the name in which the shares are registered.  The proxy must be received by Computershare Investor Services, 600 - 530 8th Avenue SW, Calgary, AB T2P 3S8 no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the Meeting or any adjournment thereof.  If this form of proxy is received undated but otherwise properly executed, it will for all purposes be deemed to be dated June 19, 2003.

QSOUND LABS, INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the financial condition and results of operations of QSound and subsidiaries for the year ended December 31, 2002 compared to the year ended December 31, 2001, and the year ended December 31, 2001 compared with the year ended December 31, 2000 should be read in conjunction with the Consolidated Financial Statements of QSound and related Notes included therein.

Critical Accounting Policies

On December 12, 2001, the Securities and Exchange Commission (“SEC”) issued Financial Reporting Release (“FRR”) No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” which, among other things, encourages discussion concerning the most critical accounting policies used in the preparation of the Company’s financial statements. Critical accounting policies are defined as those that are both very important to the portrayal of the Company’s financial condition and results, and require management’s most difficult, subjective or complex judgments. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon available information, historical experience and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates.  The accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include those relating to inventory, goodwill, research and development costs, and our stock option plan.

Inventory

Inventory is comprised of finished goods and is stated at the lower of cost, being determined by the first-in, first-out method, and net realizable value.  We regularly review quantities of inventory on hand, and an allowance is made for obsolete items based upon current market demand and selling prices.  Adverse changes in technology or new models could result in a decreased demand for our products which may require an additional allowance to be made for obsolete inventory.

Goodwill

Goodwill is recorded at cost and up to December 31, 2001 was amortized on a straight-line basis over one to seven years, beginning in the year of acquisition.  We assess the recoverability of this intangible asset by determining whether the unamortized balance of the goodwill can be recovered through undiscounted future operating cash flows of the acquired operation over its remaining life.  The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting our average cost of funds.  The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Effective January 1, 2002, we adopted the new Canadian Institute of Chartered Accountants standard No. 3062 - Goodwill and Other Intangibles (“CICA 3062”), which no longer permits the amortization of goodwill and other indefinite life intangibles. The new standard requires that a fair value impairment test be performed annually on goodwill and other indefinite life intangibles. As required by CICA 3062, goodwill and indefinite life intangibles were tested for impairment as of January 1, 2002.  This transitional impairment test was completed, and it was determined that the fair value of the Corporation’s goodwill and indefinite life intangibles exceeded their carrying values.  Consequently, no impairment loss was recorded.  Further impairment tests will be conducted on December 31 each year.  The new standard is applied prospectively.  There has been no change in the carrying value of goodwill ($2,184,589) since December 31, 2001.

Research and development costs

Research and development costs are expensed as incurred except if development costs are determined to be recoverable from and/or directly related to development of new products, processes or systems. In 2002, while $796,249 was spent on research and development, we capitalized only $152,725 of such costs.  The remaining $643,524 was expensed as it could not be directly related to the development of new products, but instead was related to pure research and updates of existing products.

Stock option plan

No compensation expense is recognized when stock options are issued to employees.  Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Had we determined compensation cost in 2002 based on the fair value at the grant date for its stock options, $8,478 would have been recorded using the Black Scholes option pricing model with the weighted-average assumptions of a risk free interest rate of 4.5%, volatility of 80%, expected option life of 3 years, and zero dividend yield.

Options issued to non-employees are accounted for at fair value upon their vesting date.  During 2002 we granted 35,000 stock options for 35,000 shares of the company as compensation for services performed by third parties.  These options are exercisable at $1.75 per share and expire March 31, 2006.  Of these options, 5,000 had vested as of December 31, 2002, and the remaining 30,000 were to vest during 2003 however they have been cancelled subsequent to the December 31, 2002.  The fair value of the vested options granted was estimated on the day of grant using the Black Scholes option pricing model with the same assumptions as the employee options above, and $4,870 was charged to income for these options.  During 2001 the Company did not issue any stock options in connection with services performed by third parties.

Results of Operations

QSound’s Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Canada. Except as disclosed in Note 15 to the Consolidated Financial Statements and as explained below, there are no material differences as pertains to these statements between accounting principles generally accepted in Canada and in the United States.  We measure and report in United States currency.

Fiscal Year Ended December 31, 2002 compared to Fiscal Year ended December 31, 2001

Revenues:

Revenues for 2002 were $4,224,311 representing an increase from revenues of $3,025,994 in 2001.  Revenue in the audio segment increased by $1,194,438 due primarily to increased royalties from the hearing aid license.  In our e-commerce segment revenue increased marginally by $3,879 to $575,073 in 2002 compared to $571,194 in 2001.  The e-commerce business model based on monthly subscription fees has remained relatively stable in 2002 as we had predicted.

Operating Costs:

Operating costs decreased to $235,201 in 2002 from $275,077 in 2001 reflecting the cost savings of consolidating our e-commerce operations into our Calgary office.

Marketing Costs:

Marketing costs decreased to $895,820 in 2002 from $1,074,139 in 2001.  In the audio segment costs increased by $125,339 due to increased salary costs and greater use of outside consultants.  In the e-commerce segment costs decreased by $303,658 due to reduction in the marketing programs.

Product Research and Development:

Research and development costs decreased to $643,524 in 2002 from $951,017 in 2001.  In the audio segment research and developments costs decreased to $519,137 in 2002 from $522,888 in 2001.  In the e-commerce segments costs decreased to $124,387 in 2002 from $428,129 primarily due to downsizing of United States engineering staff.

Administration Costs:

General and administrative expenses decreased to $506,028 in 2002 from $597,685 in 2001 due to the closing of the e-commerce segment’s United States office and consolidation of their administrative functions in the Calgary office in 2001, as well as a reduction in both audio and e-commerce segments’ administrative staff.

Depreciation and Amortization:

Depreciation and amortization costs decreased to $382,662 in 2002 from $831,193 in 2001 due primarily to no amortization being taken on goodwill as detailed in the discussion of major accounting policies above.

Impairment of Assets:

Our company experienced shortfalls in revenue from anticipated revenues on the AudioPix product.  As a result, it was concluded that the value of this product was impaired and an impairment charge of $100,000 was taken.

Funding of Past Service Pension Costs:

In 2002 QSound resolved an outstanding contingency relating to an employment contract that expired September 30, 2002 by putting in place an individual pension plan for the individual.  Subsequent to the year end $55,189 was contributed to the plan as a past service cost.

Interest and Other Income:

Interest and other income decreased to $29,833 in 2002 from $73,568 in 2001 due to the decline in interest rates in 2002.

Fiscal Year Ended December 31, 2001 compared to Fiscal Year ended December 31, 2000

Revenues:

Revenues for 2001 were $3,025,994 representing a decrease from revenues of $4,469,002 in 2000. Revenue in the audio segment decreased by $570,302 due to decreased royalty and license fees resulting from general stagnation in the world economy.  In our e-commerce segment revenue decreased by $872,706. Our earlier e-commerce revenue model based on one-time lump sum product license fees became untenable following the dot.com decline and we adopted a more stable model based on monthly service subscription fees.

Operating Costs:

Operating costs decreased to $275,077 in 2001 from $375,000 in 2000 due to consolidation of our e-commerce operations into our Calgary office during the year.

Marketing Costs:

Marketing costs decreased to $1,074,139 in 2001 from $1,360,698 in 2000.  In the audio segment costs decreased by $377,386 due to cost cutting measures taken to reflect overall weakness in the PC and consumer electronics industries and decrease in discretionary spending.  In the e-commerce segment costs increased by $90,827 due to continuing marketing programs.

Product Research and Development:

Research and development costs decreased to $951,017 in 2001 from $1,610,436 in 2000.  In the audio segment research and development costs decreased to $522,888 in 2001 from $787,800 in 2000 primarily due to less use of outside consultants.  In the e-commerce segment costs decreased to $428,129 in 2001 from $822,636 in 2000 primarily due to the closing of the United States office and the reduction of United States engineering staff.

Administration Costs:

General and administrative expenses decreased to $597,685 in 2001 from $802,582 in 2002 due to consolidation of the administrative functions in the Calgary office, the closing of the United States office, and reduction in administrative staff.

Depreciation and Amortization:

Depreciation and amortization costs decreased to $831,193 in 2001 from $2,535,856 in 2000 due primarily to the decreased amortization of goodwill resulting from the impairment charged taken in 2000.  No amortization of goodwill will be taken in 2002 as detailed in the discussion of major accounting policies above.

Impairment of Assets:

We did not incur any impairment of assets in 2001 except for the investment described in “Write-down of Investments and Gain on Sale of Investments” below.

Write-down of Investments and Gain on Sale of Investments:

During the 2001 year virtually all of one of the marketable securities held for sale were disposed of for total proceeds of $218,827, resulting in a gain over book value of $24,327.  The remaining securities not sold were felt to have experienced a permanent decline in value, and a charge of $8,300 was recorded to write down the value of the investment.

Interest and Other Income:

Interest and other income decreased in 2001 to $73,568 from $154,788 due to interest rates declining in 2001.

Loss and Gain on Sale of Assets:

In 2001 we had a gain on sale of assets of $6,492 resulting from the disposal of sound source and control equipment and furniture and fixtures.

Liquidity and Capital Resources

During 2002 the Company experienced an increase in revenues while decreasing costs.  This resulted in an increase in cash from operations of $1,192,690.  While this increase occurred primarily in the audio segment, the e-commerce segment contributed in excess of $100,000 cash from operations.

Our cash flow from audio business operations in 2003 is expected to come from royalties and licensing fees from current licensees and from new licensing arrangements for QSOUND audio enhancement and synthesis technologies, from revenues related to sales of QSOUND-enabled chips which are manufactured by third parties and sold by those parties and by us, from revenue share and sales receipts related to sales of downloadable software products, and from royalties derived from hearing aid sales outside of North America.

Our cash flow from e-commerce business operations is expected to come from monthly subscription fees paid by merchants for set-up and hosting of on-line storefronts and sales of related services such as domain name registration and credit card processing capabilities.

The company will be expanding into cellular, handheld devices and IP telephony markets in 2003 and each of these areas is also expected to contribute cash flow.

During the year the company advanced $500,000 to e-tel Corporation.  The advance was secured by all of the assets of e-tel. Subsequent to the end of the year the company enforced its security and collected on the note by acquiring, through its wholly owned subsidiary QTelNet Inc., software, inventory, in process research and development, equipment and furniture.  QTelNet is now actively marketing the IP telephony technology and inventory acquired and the company expects to fully recover its investment.  (See IP Telephony below.)

At the end of the first quarter of 2003 cash and cash equivalents were $2,861,893 and liabilities for the same period were $244,286, which consisted of $130,001 in accounts payable and accrued liabilities and $114,285 in deferred revenue.  We feel that with our current cash on hand and cash flows from operations we have sufficient capital to carry out our business plan for 2003.

Due to the strengthening of the Canadian dollar and the continued weakening of the United States dollar, $1,748,206 of our cash and cash equivalents as of March 31, 2003 are held in Canadian funds.  We feel this amount of Canadian funds should be sufficient to satisfy our Canadian fund cash requirements for the remainder of the year thus protecting us from further foreign exchange fluctuations of the Canadian dollar.

During 2002, we received $34,815 from the exercise of options and warrants.  At December 31, 2002 we had $2,621,205 in cash and short-term deposits compared to $2,047,892 in 2001.  At year-end December 31, 2002 we had accounts receivable from various customers outstanding of $929,519 (of which $926,046 has been collected as of April 24, 2003) and finished goods inventory with a cost of $16,455 consisting of QSound-enabled analog chips, Audiopix CDs and UltraQ’s.

During 2001, we received $218,827 from the sale of investments and $6,654 from the sale of excess capital assets.  At December 31, 2001 we had $2,047,892 in cash and short-term deposits compared to $2,264,639 in 2000.  At year-end December 31, 2001 we had accounts receivable from various customers outstanding of $439,245 (of which $431,067 had been collected at June 11, 2002) and finished goods inventory with a cost of $28,587 consisting of QSOUND-enabled analog chips, AudioPix CDs and UltraQ’s.

Cash Flows

Cash generated by operations in fiscal 2002 was $1,192,690 as compared to $789,281 in 2001.  The increase was due primarily to increased royalties received on our hearing aid license and reduction in operating expenses.

Cash generated by operations in fiscal 2001 was $789,281 as compared to cash used in operations of $482,950 in 2000.  The increase was due primarily to non-cash working capital decreasing to $240,189 in 2001 from $962,006 in 2000 and reduction in operating expenses.

Cash generated in financing in fiscal 2002 was $34,815 as compared to cash used in financing of $980,800 in fiscal 2001.  The cash generated in fiscal 2002 came from the exercise of options.

Cash used in financing in fiscal 2001 was $980,800 as compared to cash generated by financing in fiscal 2000 of $1,854,244.  The cash was used to retire a debt to LookSmart and to repurchase 241,615 common shares, resulting in an increase of $1,108,668 in contributed surplus.

Cash used in investments increased to $654,192 in 2002 from $25,228 in 2001. Capital assets were purchased for $113,880 and $41,052 was spent in the acquiring and renewing patents and trademarks.  The $500,000 advanced to e-tel was recorded as an investment expenditure as the company enforced its security and collected on the note by acquiring, through its wholly owned subsidiary QTelNet Inc., title to all of the assets of e-tel.

Cash used in investments decreased to $25,228 in 2001 from $631,018 in 2000. Capital assets were purchased for $216,291 and the eMerchant Pro hosting property was purchased for $34,418.  Investments were sold for total proceeds of $218,827 and capital assets were sold for proceeds of $6,654.

Research and Development

QSound carries out sustained research and development activities in the audio business segment, allowing us to maintain our position as a world leader in audio enhancement with cutting edge products and technologies. In 2001 and 2002 we concentrated on development and refinement of our new QVE and microQ scalable software engines, as well continuing our previous research and development activities of developing new, and refining and upgrading existing, audio synthesis and enhancement technologies. Our audio research and development costs were $519,137 in 2002, $522,888 in 2001 and $787,800 in 2000.  We also work jointly with our licensees and business partners to adapt and optimize our technologies for their products. We worked with, among others, Philips, Intel, Zoran and Microsoft in 2002, Philips, Motorola, Zoran and RealNetworks in 2001 and Philips, Intervideo, Sanyo, Sharp and Toshiba in 2000.

In our e-commerce business segment, we carried out fewer research and development activities in 2002, reflecting the satisfactory performance of our e-commerce products, with expenditures of $124,387 for the year.  In 2001 e-commerce research and development costs were $428,129 for activities comprised of upgrading and enhancement of our products, and conversion of our merchant customers whose sites were enabled with technologies of our earlier acquisition targets, to the upgraded Internet Store technology platform. In 2000 research and expenditure costs were $822,636 for upgrading and enhancement of our e-commerce products.

Trends

Audio Segment

In 2002, hearing aid revenues from the North American portion of our hearing aid license constituted a substantial portion of our revenues. The North American portion of the license expired in February, 2003. Hearing aid royalties for the non-North American portion of the license, which are significantly lesser than the North American portion, are expected to remain strong and to increase throughout the remainder of 2003. Due to general stagnation of the world economy, we do not expect other audio royalties to increase in 2003 but, at best, to continue flat at the 2002 level. Sales of integrated circuits are increasing and we expect the volume of sales to not only continue but to increase throughout the remainder of the year. Management expects our revenue from Real

Networks to remain constant throughout 2003 at levels similar to the last quarter of 2002, which constituted approximately 10% of our audio revenue for that quarter.  We are continuing to develop additional revenue streams through new licensing arrangements for our products and technologies, including audio engine licenses for cell phones and other mobile applications.

E-commerce Segment

Our e-commerce segment derives substantially all of its revenue from a recurring service subscription base.  We expect this revenue to remain relatively constant throughout the year.  We have now fully consolidated operations in Calgary, Canada, and as we realise the cost savings we expect the segment to remain operationally profitable at its current level for the year.

IP Telephony Segment

We are in the process of establishing a North American dealer network which we anticipate will be the main distribution channel for our IP telephony products.

IP Telephony

IP (internet) telephony provides an alternative to using the conventional telephone system, or Public Switched Telephone Network (“PSTN”) for voice transmissions.  Using Voice over Internet Protocol (“VoIP”) technology to transmit voice data over the Internet bypasses the PSTN network and therefore eliminates long distance telephone charges.  QTelNet’s products consist of FreeRide™ gateways and telephones that are targeted to small businesses customers who can use their existing Internet connections to accomplish inter-office long distance communications with toll quality voice performance.  FreeRide products comply with H.323 protocol standards for Internet telephony and work with any analog telephone line. Currently, FreeRide products are certified by or for use with the following switches: Lucent (IP Imerge Centrex), Sprint PBX, Tadiron PBX and Telrad PBX.

QTelNet sells FreeRide products, primarily within North America, through a network of dealers that the company is in the process of establishing.